

AES gener

G.G. 2003/128

Rol S.V.S. Nº 4272

Santiago, 12 de Noviembre de 2003.

SUPERINTENDENCIA VALORES Y SEGUROS 13.11.2003 OFICINA DE PARTES

HECHO ESENCIAL

Señor

Superintendente de Valores y Seguros

Don Alejandro Ferreiro Yazigi

Presente

De nuestra consideración:

Complementando la respuesta a su oficio N° 08531, por la presente me es grato informar a esa Superintendencia, en carácter de hecho esencial, que con esta fecha el Directorio de AES Gener S.A., reunido extraordinariamente, ha autorizado a este Gerente General para informar a esa Superintendencia del plan que llevará a cabo la compañía, para el refinanciamiento de sus pasivos y que consistirá en la ejecución simultánea de las siguientes operaciones:

1. Inversiones Cachagua Limitada ha anunciado que pagará a AES Gener S.A. las cantidades que ésta última le ha acreditado en virtud del contrato de cuenta corriente mercantil, entre otros, con los fondos que obtendría producto de la venta de un porcentaje minoritario de sus acciones en AES Gener S.A., y que realizará en el mercado chileno y en los mercados internacionales;

2. AES Gener S.A. planea emitir y colocar bonos en los mercados internacionales por un monto aproximado de hasta US$ 400.000.000 (cuatrocientos millones de dólares de los Estados Unidos de América). Si bien los términos y condiciones de esta colocación aún no se han definido, el objetivo es que se trate de bonos de largo plazo que cuenten con una clasificación de riesgo no inferior a BBB-;

3. Con los fondos obtenidos en virtud de las operaciones descritas en los números que preceden, AES Gener S.A. ofrecerá rescatar anticipadamente los bonos que vencen el año 2005 y el año 2006;

200311006 3925

energía que hace la diferencia

Mariano Sánchez Fontecilla 310, Piso 3 - Las Condes - Santiago - Chile - Teléfono: (56-2) 686 8900 - Fax: (56-2) 686 8990 - Casilla 3514
Jorge Hirmas 2964 - Renca - Santiago - Chile - Teléfono: (56-2) 680 4700 - Fax: (56-2) 680 4856 - Casilla 3514 - www.aesgener.cl



AES gener

4. Si para lograr que los bonos que se emitirán conforme a lo señalado en el número dos que precede tengan la clasificación de riesgo ya indicada, fuere conveniente constituir garantías sobre bienes de AES Gener S.A., se citará a junta de tenedores de bonos para solicitar la autorización necesaria para modificar los contratos de emisión de bonos que AES Gener S.A. mantiene vigentes y así eliminar cualquier restricción que exista a este respecto; contemplándose que de no concretarse las transacciones precedentemente indicadas, estas nuevas condiciones no producirían efecto;

5. En virtud de estas operaciones AES Gener S.A. espera reducir el monto de su endeudamiento en aproximadamente US$ 300.000.000 (trescientos millones de dólares de los Estados Unidos de América) y reemplazar los bonos que vencen en los próximos tres años por bonos con un plazo significativamente superior; y

6. Se intentará tomar todas las medidas necesarias para que las operaciones aquí descritas se concreten en forma simultánea y, en la medida de lo posible, que también coincidan con la reestructuración de ciertos pasivos de InterAndes S.A. y TermoAndes S.A.

La presente comunicación se efectúa por expreso encargo del Directorio de la compañía y en conformidad con lo establecido en los artículos 9º y 10º inciso segundo de la Ley Nº 18.045, sobre Mercado de Valores.

Saluda atentamente a usted,

Luis Felipe Cerón C.
Gerente General
AES Gener S.A.

cc: Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Banco de Chile, Representante Tenedores de Bonos
Fitch Ibca, Duff and Phelps Clasificadora de Riesgo
Feller Rate Clasificadora de Riesgo
Comisión Clasificadora de Riesgo

energía que hace la diferencia

Mariano Sánchez Fontecilla 310, Piso 3 - Las Condes - Santiago - Chile - Teléfono: (56-2) 686 8900 - Fax: (56-2) 686 8990 - Casilla 3514
Jorge Hirmas 2964 - Renca - Santiago - Chile - Teléfono: (56-2) 680 4700 - Fax: (56-2) 680 4856 - Casilla 3514 - www.aesgener.cl